SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of August, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                       RYANAIR ANNOUNCE RECORD Q1 RESULTS
           NET PROFIT RISES 21% TO EUR64.4m - TRAFFIC GROWS 30% TO 8.5M

Ryanair, Europe's No.1 low fares airline, today (2 August 2005) announced record profits of EUR64.4m for the Quarter ended 30 June 2005. Traffic grew by 30% to 8.5m passengers, yields increased by 3% and, as a result, total revenues rose by 35% to EUR404.6m. Unit costs increased by 6% (excluding fuel they fell by 9%) as fuel costs rose by 112% to EUR109.9m. As a result, Ryanair's adjusted after tax margin for the Quarter fell by 2 points to 16% as Adjusted Net Profit increased by 21% to EUR64.4m.

Summary Table of Results (IFRS) - in Euro


Quarter Ended                  June 30, 2004   June 30,2005    % Increase

Passengers                            6.6m           8.5m          +30%
Revenue                          EUR299.6m      EUR404.6m          +35%
Profit after tax (Note 1)         EUR53.1m       EUR64.4m          +21%
Basic EPS (Euro Cents)(Note 1)       6.99c          8.47c          +21%

Note 1:Adjusted profit after tax and EPS during the Quarter ended 30 June 2005 excludes a receipt, net of tax, of EUR5.2m arising from the settlement of an insurance claim for the scribing of 6 Boeing 737-200 aircraft.

Announcing these results Ryanair's Chief Executive, Michael O'Leary, said:

"These record quarterly results reflect the disciplined and successful roll-out of Ryanair's low fares model across Europe. The increased profits during the Quarter - despite the fact that Easter fell in the prior Quarter - underlines the fundamental strength of the Ryanair low fares model, which delivers profitable growth even during periods of intense competition and significantly higher oil prices.

"Yields were 3% higher than last year - slightly better than anticipated - despite a 30% increase in seat capacity. These higher yields were primarily due to the multiple fuel surcharges imposed by the European flag carriers on their short haul passengers, with the latest round of increases imposed in June. These surcharges continue to widen the gap between their high fares and Ryanair's low fares. Both Ryanair's traffic growth (+30%) and yields (+3%) have significantly benefited from our commitment not to impose fuel surcharges on our passengers.

"Bookings were down for a number of days in the immediate aftermath of each of the two terrorist attacks in London on the 7th and 21st of July. If there are no further such attacks in London then we expect that our forward bookings will not be materially impacted. However, if there are further incidents in London, both bookings and yields could be adversely impacted.

"During the Quarter fuel costs rose by 112% to EUR109.9m. Fuel prices continue to be high and the market remains volatile. We are unhedged for August but have hedged 90% of our September volumes at $57 per barrel. Thereafter, we are 90% hedged for the Winter period (October 2005 to March 2006) at rates equivalent to $49 per barrel and we continue to closely monitor forward prices with a view to hedging some or all of our requirements for the early part of Summer 2006.

"Our new routes and bases have developed well over the Summer. Both our Luton and Liverpool bases are performing strongly and traffic at our Shannon base is running ahead of expectations, although yields continue to be slightly lower than expected. We recently announced our 14th European base at Pisa in Italy. We will initially locate 2 aircraft there and have launched a further 3 new routes from Pisa to Alghero, Dublin and Eindhoven bringing the total routes operated to /from Pisa to 10. Our growth continues in the UK with 2 new routes from London Stansted to Toulon in France and Krakow in Poland. We will add a fifth aircraft to our Liverpool base from the end of September and will launch 4 new routes to Oslo in Norway, Riga in Latvia, and Bergerac and Carcassone in France. From our Shannon base, we have recently announced 2 new routes to Bristol in the UK and Nantes in France.

"During the Quarter we exercised 5 Boeing 737-800 options for delivery in 2007, 1 in February, 1 in March, 1 in April and 2 in May as we continue to see many more growth opportunities across Europe. The Boeing 737-800 offers Ryanair the lowest unit operating cost per seat, as well as the technical reliability to maintain our number 1 on-time performance of any major airline in Europe.

"In Ireland, passengers at Dublin Airport continue to endure third world facilities. Despite this, the ineffective Regulator is proposing to allow airport charges to rise by up to 40%. The Regulator has consistently failed to address the 50% efficiency gap he identified at Dublin Airport 4 years ago, and is bizarrely proposing to approve capital expenditure for facilities, which do not have the support of the airline users at the airport. These expenditure proposals include the construction of a second runway, which is not required until Dublin's traffic reaches 35m passengers per year (currently at 17m). The Government has also nominated the inefficient Dublin Airport Authority to build a second terminal despite the unanimous support of airlines and passengers for an independent competing terminal. Ryanair has initiated legal proceedings to force the Government to honour a commitment to open up this inefficient airport monopoly to competition.

"Our outlook for the remainder of the year is cautious as we continue to budget for higher oil prices but anticipate that these will be partly offset by a combination of other cost reductions and the current benign yield environment. Our competitors imposition of further fuel surcharges (up to four in the case of BA) on their passengers and their removal of capacity from markets is positive for yields, and we still plan to grow traffic by approximately 27% to 35m passengers this year. However, further terrorist attacks in London could have a downward impact on passenger volumes and yields, although, at this early stage we see no reason to revise our guidance. We anticipate there will be continued intense competition and that there will be fewer low fare carriers in the European market as higher fuel prices force loss making carriers out of the industry. Ryanair's unique combination of the lowest costs, the lowest fares, and industry leading customer service will, we believe, ensure that Ryanair continues to grow profitability to the benefit of all our European passengers, our people and our shareholders".

Dublin 02.08.05
ENDS.

For results and further information
                                Howard Millar            Pauline McAlester
please contact:                 Ryanair Holdings Plc     Murray Consultants
www.Ryanair.com                 Tel: 353-1-8121212       Tel: 353-1-4980300

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is Europe's largest low fares airline with 14 bases and 250 low fare routes across 21 countries. By the end of 2005 Ryanair will operate an entire fleet of 96 new Boeing 737-800 aircraft with firm orders for a further 134 new aircraft, which will be delivered over the next 7 years. Ryanair currently employs a team of 2,700 people and expect to carry approximately 35 million scheduled passengers in the current year.

Ryanair Holdings plc and Subsidiaries
Consolidated Income Statement in accordance with IFRS (unaudited)


                                              Quarter                  Quarter
                                                ended                    ended
                                        June 30, 2005             June 30,2004
                                              EUR'000                  EUR'000
Operating revenues
Scheduled revenues                            346,286                  259,059
Ancillary revenues                             58,352                   40,531
Total operating revenues -
continuing operations                         404,638                  299,590


Operating expenses
Staff costs                                    42,152                   34,122
Depreciation and amortisation                  26,977                   23,571
Other operating expenses

      Fuel & Oil                              109,906                   51,842
      Maintenance,materials
      and repairs                              13,838                   14,073
      Marketing and distribution
      costs                                     5,342                    7,266
      Aircraft rentals                         10,058                    8,084
      Route charges                            41,370                   33,205
      Airport and Handling charges             54,574                   44,270
      Other                                    20,537                   18,416

Total operating expenses                      324,754                  234,849

Operating profit before exceptional items      79,884                   64,741
Aircraft insurance claim                        5,939                        -


Operating profit after exceptional items       85,823                   64,741


Other (expenses)/income
Foreign exchange gains                            944                      120
Gain on disposal of fixed assets                    -                        6
Interest receivable and similar income          8,610                    6,059
Interest payable and similar charges          (18,435)                 (12,662)
Total other (expenses)/income                  (8,881)                  (6,477)

Profit before taxation                         76,942                   58,264
Tax on profit on ordinary activities           (7,301)                  (5,188)


Profit for the period                          69,641                   53,076

Earnings per ordinary share
      -Basic (Euro cent)                         9.16                     6.99
      -Diluted (Euro cent)                       9.12                     6.96
Adjusted earnings per ordinary share*
      -Basic (Euro cent)                         8.47                     6.99
      -Diluted (Euro cent)                       8.44                     6.96
Number of ordinary shares (in 000's)
      -Basic                                  760,519                  759,280
      -Diluted                                763,554                  762,162

* Calculated on profit for the period before exceptional items (net of tax).



Ryanair Holdings plc and Subsidiaries
Consolidated Balance Sheets in accordance with IFRS (unaudited)


                                        June 30, 2005    March 31, 2005
                                              EUR'000           EUR'000
Non-current assets
Intangible assets                              46,841            46,841
Tangible assets                             2,078,724         2,092,283
Deferred tax                                   23,283             1,328

Total non-current assets                    2,148,848         2,140,452

Current assets
Inventories                                    29,667            28,069
Other assets                                   24,135            24,612
Accounts receivable                            19,414            20,644
Derivative financial instruments               68,358                 -
Restricted cash                               204,040           204,040
Financial assets:cash on
deposit for greater than 3months              431,611           529,407
Cash and cash equivalents                   1,150,804           872,258

Total current assets                        1,928,029         1,679,030

Total assets                                4,076,877         3,819,482

Current liabilities
Accounts payable                               67,047            92,118
Accrued expenses and other liabilities        528,963           414,997
Current maturities of long term debt          118,664           120,997
Current tax                                    19,760            21,190

Total current liabilities                     734,434           649,302

Other liabilities
Provisions for liabilities and charges          9,608             7,236

Derivative financial instruments              175,640                 -
Deferred tax                                  117,965           105,509
Other creditors                                72,753            29,072
Long term debt                              1,267,457         1,293,860

Total other liabilities                     1,643,423         1,435,677

Shareholders' funds - equity
Called - up share capital                       9,730             9,675
Share premium account                         574,889           565,756
Profit and loss account                     1,228,225         1,158,584
Other reserves                               (113,824)              488

Shareholders' funds - equity                1,699,020         1,734,503

Total liabilities and shareholders' funds   4,076,877         3,819,482



Ryanair Holdings plc and Subsidiaries
Consolidated Cashflow Statement in accordance with IFRS (Unaudited)



                                                    Quarter    Quarter
                                                    June 30,   June 30,
                                                       2005       2004
                                                    EUR'000    EUR'000

Operating activities
Profit before taxation                               76,942     58,264

Adjustments to reconcile profits before tax to net cash provided by operating activities

Depreciation                                          26,977     23,571
(Increase) in inventories                             (1,598)      (676)
Decrease in accounts receivable                        1,230        930
Decrease/(increase) in other current assets            4,626       (192)
(Decrease)/increase in accounts payable              (25,071)    11,405
Increase in accrued expenses                         112,833     53,851
Increase/(decrease) in other creditors                19,988       (518)
Increase in maintenance provisions                     2,372      1,486
Interest receivable                                   (4,149)       175
Interest payable                                         994       (156)
Salary costs                                             139         47
Share based payment                                      293          -
Income tax                                            (1,860)         -

Net cash provided by operating activities            213,716    148,187

Investing activities
Capital expenditure                                  (13,418)   (60,457)
Financial assets: cash > 3months                      97,796    155,318
                                                      84,378     94,861

Financing activities
Net proceeds from shares issued                        9,188        154
Repayment of long debt                               (28,736)   (19,514)

Net cash used in financing activities                (19,548)   (19,360)

Increase in cash and cash equivalents                278,546    223,688

Cash and cash equivalents at beginning of period     872,258    744,260

Cash and cash equivalents at end of period         1,150,804    967,948



Ryanair Holdings plc and Subsidiaries
Consolidated Statement of Changes in Shareholders' Funds - Equity in accordance with IFRS (unaudited)


                                       Share      Profit
                          Ordinary   premium    and loss      Other
                            shares   account     account   reserves       Total
                           EUR'000   EUR'000     EUR'000    EUR'000     EUR'000

Balance at April 1,2005      9,675   565,756   1,158,584        488   1,734,503

Issue of ordinary
equity shares                  55     9,133           -          -        9,188


Movement in reserves            -         -           -   (114,312)   (114,312)
Profit for the period           -         -      69,641          -      69,641

Balance at
June 30,2005                9,730   574,889   1,228,225   (113,824)  1,699,020


Reconciliation of adjusted earnings per share
(unaudited)


                                                           Quarter     Quarter
                                                             ended       ended
                                                          June 30,    June 30,
                                                              2005        2004
                                                           EUR'000     EUR'000

Profit for the quarter under IFRS                           69,641      53,076

Adjustments
Aircraft Insurance Claim                                   (5,939)          -
Taxation adjustment for above                                 742           -

Adjusted profit under IFRS                                  64,444      53,076

Number of ordinary shares (in 000's)

          -Basic                                           760,519     759,280
          -Diluted                                         763,554     762,162

Adjusted earnings per ordinary share

          -Basic(EURcent)                                       8.47        6.99
          -Diluted(EURcent)                                     8.44        6.96



Ryanair Holdings plc and Subsidiaries
Consolidated Income Statement in accordance with US GAAP (unaudited)


                                                   Quarter            Quarter
                                                     ended              ended
                                             June 30, 2005      June 30, 2004
                                                   EUR'000            EUR'000

Operating revenues
Scheduled revenues                                 346,286            259,059
Ancillary revenues                                  58,352             40,531
Total operating
revenues-continuing operations                     404,638            299,590


Operating expenses
Staff costs                                         41,776             34,082
Depreciation and amortisation                       27,269             23,571
Other operating expenses
  Fuel & Oil                                       109,906             51,842
  Maintenance, materials and repairs                13,838             14,073
  Marketing and distribution costs                   5,342              7,266
  Aircraft rentals                                  10,058              8,084
  Route charges                                     41,370             33,205
  Airport and Handling charges                      54,574             44,270
  Other                                             20,515             18,394

Total operating expenses                           324,648            234,787


Operating profit before exceptional items           79,990             64,803
Aircraft insurance claim                             5,939                  -
Operating profit after exceptional items            85,929             64,803

Other (expenses)/income
Foreign exchange gains                                 944                120
Gain on disposal of fixed assets                         -                  6
Interest receivable and similar income               8,610              6,059
Interest payable and similar charges               (16,902)           (10,762)

Total other (expenses)/income                       (7,348)            (4,577)

Income before taxation                              78,581             60,226
Taxation                                            (7,540)            (5,430)

Net income                                          71,041             54,796
Net income per ADS
              -Basic (Euro cent)                     46.71              36.08
              -Diluted (Euro cent)                   46.52              35.95

Adjusted net income per ADS *
              -Basic (Euro cent)                     43.29              36.08
              -Diluted (Euro cent)                   43.12              35.95

Weighted Average number of shares
              -Basic                               760,519            759,280
              -Diluted                             763,554            762,162

* Calculated on net income before non-recurring items(net of tax). (5 ordinary shares equal 1 ADR)


Ryanair Holdings plc and Subsidiaries
Summary of significant differences between IFRS and US generally accepted accounting principles (unaudited)

(A) Net income under US GAAP


                                                  Quarter ended
                                         June 30,            June 30,
                                             2005               2004
                                          EUR'000            EUR'000

Net income in accordance with IFRS         69,641             53,076


Adjustments
Pension                                        83                 40
Share based payments                          293                  -
Capitalised interest (net of amortisation)
regarding aircraft acquisition programme    1,241              1,900
Darley Investments Limited                     22                 22
Taxation - effect of above adjustments       (239)              (242)

Net income under US GAAP                   71,041             54,796



(B) Consolidated Cashflow Statements in accordance with US GAAP


                                         June 30,              June 30,
                                             2005                 2004
                                          EUR'000              EUR'000

Cash inflow from operating activities     213,716              148,187
Cash inflow from investing activities      84,378               94,861
Cash (outflow)from financing activities   (19,548)             (19,360)

Increase in cash and cash equivalents     278,546              223,688
Cash and cash equivalents at beginning
of year                                   872,258              744,260


Cash and cash equivalents at
end of period                           1,150,804              967,948


Cash and cash equivalents under US GAAP 1,150,804              967,948
Restricted cash                           204,040              200,000
Deposits with a maturity of
between three and six months              431,611              157,427


Cash and liquid resources under IFRS    1,786,455            1,325,375




Ryanair Holdings plc and Subsidiaries
Summary of significant differences between IFRS and US generally accepted accounting principles (unaudited)

(C) Shareholders' funds - equity


                                                   June 30,      June 30,
                                                       2005          2004
                                                    EUR'000       EUR'000
Shareholders' equity as reported in the
consolidated balance sheets (IFRS)                1,699,020     1,505,370


Adjustments:
Pension                                              11,788         8,730
Share Based payments                                    293             -
Capitalised interest (net of amortisation)
regarding aircraft acquisition programme             24,188        19,402
Darley Investments Limited                              (41)         (129)
Minimum pension liability (net of tax)               (6,496)       (2,631)
Unrealised losses on derivative financial
instruments (net of tax)                                  -       (91,730)
Tax effect of adjustments
(excluding pension & derivative adjustments)         (5,235)       (2,830)



Shareholders' equity as adjusted to accord with
US GAAP                                            1,723,517     1,436,182
Opening shareholders'equity under US GAAP          1,629,819     1,356,281

Comprehensive Income
Unrealised gains on derivative financial
instruments (net of tax)                              13,469        24,951
Net income in accordance with US GAAP                 71,041        54,796
Total Comprehensive Income                            84,510        79,747

Stock issued for cash                                  9,188           154

Closing shareholders'equity under US GAAP          1,723,517     1,436,182



                              Ryanair Holdings plc
                 Management Discussion and Analysis of Results

Introduction

For the purposes of the MD&A all figures and comments are by reference to the adjusted income statement excluding exceptional items referred to below.

Exceptional items for quarter ended June 30, 2005 consisted of a receipt of EUR5.2m (net of tax) arising from the settlement of an insurance claim for the scribing of 6 Boeing 737-200 aircraft.

Profit after tax increased by 31% to EUR69.6m compared to EUR53.1m in the previous quarter ended June 30, 2004. The adjusted profit for the quarter, excluding exceptional items, increased by 21% to EUR64.4m.

The results for the quarter and comparative year have been prepared in accordance with International Financial Reporting Standards ("IFRS") accounting policies expected to be adopted in the annual financial statements for the year ended 31 March 2006, and a detailed explanation of the financial impact of the adoption of these policies is set out in a separate document issued with these quarterly financial results for the period to 30 June 2005. A reconciliation between the Net Income and Shareholders equity under IFRS and Irish/UK GAAP is attached in Note 2 to this Management Discussion & Analysis.

Summary Quarter ended June 30, 2005

Profit after tax increased by 21% to EUR64.4m, compared to EUR53.1m in the previous quarter ended June 30, 2004. Total operating revenues increased by 35% to EUR404.6m, which was faster than the 30% growth in passenger volumes, as average fares rose by 3% and ancillary revenues grew by 44% to EUR58.4m. Total revenue per passenger as a result increased by 4% whilst load factors remained at 83%.

Total operating expenses increased by 38% to EUR324.8m, due to the increased level of activity, and the increased costs, primarily fuel, route charges and airport & handling costs associated with the growth of the airline. Fuel, our largest cost item, increased by 112% to EUR109.9m due to substantial increases in the US$ cost per gallon, partially offset by the strengthening of the Euro to the US$.

Due to the significantly higher fuel costs, Operating margins declined by 2 points to 20%, which in turn resulted in Operating profit increasing by 23% to EUR79.9m.

Profit before tax increased by 22%, less than the increase in operating profit due to the higher net interest charges arising from the increased level of debt, partially offset by foreign exchange gains which arose from the translation of foreign currency bank balances to Euro at the quarter end exchange rates. Total unit costs increased by 6% driven by the 112% increase in fuel costs to EUR109.9m. Excluding fuel costs, total unit costs fell by 9%.

Net Margins declined by 2 points to 16% for the reasons outlined above and Adjusted basic earnings per share increased by 21% to 8.47 cent for the Quarter.

Balance Sheet

The Company's increase in profitability continues to generate strong cashflows from operations, which for the quarter ended June 30, 2005 amounted to EUR213.7m. This cashflow funded additional aircraft deposits whilst the balance is reflected in the EUR180.8m increase in Total Cash since March 31, 2005 to EUR1,786.5m. The Company had no material capital expenditure during the quarter whilst Long Term Debt, net of repayments, reduced by EUR28.7m. Shareholders' Funds at June 30, 2005 have reduced by EUR35.5m to EUR1,699.0m, compared to March 31, 2005 reflecting the increase in profitability during the quarter of EUR64.4m offset by a reduction of EUR114.6m resulting from changes in the accounting treatment for derivative financial instruments following the adoption of IFRS.

Detailed Discussion and Analysis Quarter ended June 30, 2005

Profit after tax increased by 21% to EUR64.4m due to a 3% increase in average fares and strong ancillary revenue growth, which was more than offset by fuel costs increasing by 112% to EUR109.9m reflecting the higher US$ cost per gallon. Operating margins, as a result, fell by 2 points to 20%, which in turn resulted in Operating profit increasing by 23% to EUR79.9m compared to the previous quarter.

Total operating revenues increased by 35% to EUR404.6m whilst passenger volumes increased by 30% to 8.5m. Total revenue per passenger increased by 4% in the quarter due to a combination of higher average fares and strong ancillary revenue growth.

Scheduled passenger revenues increased by 34% to EUR346.3m due to a combination of a 3% improvement in average fares, increased passenger volumes on existing routes, and the successful launch of new routes and the new bases at Shannon, Liverpool and Luton. Load factors remained at 83% for the quarter.

Ancillary revenues increased by 44% to EUR58.4m, significantly faster than the growth in passenger volumes reflecting a strong performance in non-flight scheduled revenues, car hire and other ancillary products. Ancillary revenues now account for 14.4% of total revenues in the quarter compared to 13.5% in the previous quarter.

Total operating expenses increased by 38% to EUR324.8m due to the increased level of activity and increased costs, primarily fuel, aircraft rentals, route charges, and airport and handling costs associated with the growth of the airline. Total operating costs were also adversely impacted by an 8% increase in the average sector length to 570 miles whilst higher US$ fuel prices were partly offset by the strength of the Euro exchange rate against the US$.

Staff costs increased by 24% to EUR42.2m, primarily due to a 12% increase in average employee numbers to 2,764, the impact of pay increases granted of 3% during the quarter, and the increase in the proportion of pilots recruited who earn a higher than average salary. Pilots accounted for 42% of the increase in employment during the quarter.

Depreciation and amortisation increased by 14% to EUR27.0m. Depreciation charges increased due to the increase in the size of the 'owned' fleet from 56 to 74, offset by lower amortisation charges due to the retirement of 737-200 and the positive impact of a new engine maintenance agreement on the cost of amortisation of 737-800 aircraft. The strengthening of the Euro to US$ also had a positive impact on the depreciation and amortisation charge relating to new aircraft deliveries.

Fuel costs rose by 112% to EUR109.9m due to an increase in the number of sectors flown, an 8% increase in the average sector length, and a significantly higher average US$ cost per gallon of fuel partially offset by the positive impact of the strengthening of the Euro to the US$ during the period.

Maintenance costs decreased by 2% to EUR13.8m reflecting the improved reliability arising from the higher proportion of 737's operated, the lower level of maintenance costs incurred due to the return of six leased 737-300's and the positive impact of the strengthening of the Euro exchange rates against Sterling and US$.

Marketing and distribution costs decreased by 26% to EUR5.3m due to the reduction in the level of marketing activity and related expenditure compared to the previous year.

Aircraft rental costs increased by 24% to EUR10.1m reflecting an additional 7 aircraft on lease during the quarter offset by the savings arising from the return of 6 737-300's to ILFC.

Route charges increased by 25% to EUR41.4m due to an increase in the number of sectors flown and an increase in the average sector length to 570 miles, offset by a reduction in enroute charges in certain EU countries.

Airport and handling charges increased by 23% to EUR54.6m, which was slower than the growth in passenger volumes and reflects the impact of increased costs at certain existing airports offset by lower costs at new airports and bases.
Other expenses increased by 12% to EUR20.5m, which is less than the growth in ancillary revenues and reflects improved margins on some existing products and cost reductions achieved on indirect costs.

Operating margins have declined by 2 points to 20% due to the reasons outlined above whilst operating profits have increased by 23% to EUR79.9m during the quarter.

Interest receivable has increased by EUR2.6m to EUR8.6m for the quarter due to the combined impact of higher levels of cash and cash equivalents and increases in average deposit rates earned.

Interest payable increased by EUR5.8m due to the drawdown of debt to part fund the purchase of new aircraft.

Foreign exchange gains increased during the quarter to EUR0.9m due to the positive impact of changes in the Sterling exchange rate against the Euro compared to the year end.

The Company's Balance Sheet continues to strengthen due to the growth in profits during the quarter. The Company generated cash from operating activities of EUR213.7m. Long Term Debt, net of repayments, reduced by EUR13.4m. Total Cash continued to reflect the strong trading performance of the Company during the year and at June 30, 2005 and stood at EUR1,786.5m compared to EUR1,605.7m at March 31, 2005.

Shareholders' Funds at June 30, 2005 have reduced by EUR35.5m to EUR1,699.0m, compared to March 31, 2005 reflecting the increase in profitability during the quarter of EUR64.4m offset by a reduction of EUR114.6m resulting from changes in the accounting treatment for derivative financial instruments following the adoption of IFRS.




                       Notes to the Financial Statements

 1. Accounting Policies

    This quarterly financial information has been prepared on the basis of the recognition and measurement requirements of International Financial Reporting Standards ("IFRS") in issue that either are adopted by the EU and effective (or available for early adoption) at 31 March 2006 or are expected to be adopted and effective (or available for early adoption) at 31 March 2006, the Group's first annual reporting date at which it is required to use accounting standards adopted by the EU. Based on these recognition and measurement requirements, management has made assumptions about the accounting policies expected to be applied, which are as set out below, when the first annual financial statements are prepared in accordance with accounting standards adopted by the EU for the financial year ending 31 March 2006. The preliminary accounting policies are set out in the document titled "Explanation of the financial impact following adoption of IFRS" published today.

 2. Summary Reconciliation from IFRS to Irish/UK GAAP for the Quarter ended 30 June, 2005


                                            Quarter Ended    Quarter Ended
                                                30 Jun 05        30 Jun 04
                                                  EUR'000          EUR'000

        Net Income (after tax) under IFRS          69,641           53,076
        EPS - IFRS                                  9.16c            6.99c
        Diluted Earnings Per Share - IFRS           9.12c            6.96c

        Retirement Benefits                           199               65
        Business Combinations                        (423)            (586)
        Share Based Payments                          293                -

        Net Income (after tax)
        Irish/UK GAAP                               69,710           52,555

        Earnings per Share -
        Irish/UK  GAAP                               9.16c            6.92c
        Diluted Earning per Share -
        Irish/ UK GAAP                               9.12c            6.90c

        % Variance from accounting changes           0.01%             -1%



                                          Quarter Ended    Full Year Ended
                                              30 Jun 05          30 Mar 05
                                                EUR'000            EUR'000

        Shareholders equity under IFRS        1,699,020          1,734,503

        Retirement Benefits                       9,499              9,300
        Business Combinations                   (16,815)           (16,392)
        Derivative Financial Instruments        114,605                  -

        Shareholders equity under
        Irish/UK GAAP                          1,806,309          1,727,411

        % Variance from accounting changes          6.3%               0.4%


 3. Approval of the Preliminary Announcement

    The Audit Committee approved the consolidated financial statements for the Quarter ended June 30, 2005 on July 31, 2005.

 4. Generally Accepted Accounting Policies

    The Management Discussion and Analysis of Results for the Quarter ended June 30, 2005 and the comparative Quarter are based on the results reported under IFRS accounting policies, as adjusted for exceptional income.

 5. Ancillary Products and Services

     In order to more accurately reflect the structure of certain ancillary contracts and to provide more meaningful information to users the Group has taken the opportunity to reclassify certain ancillary revenues and costs (primarily car hire and travel insurance). This has resulted in a reduction in revenues of EUR8.2 million with a corresponding reduction in costs in the quarter ended 30 June 2005 (30 June 2004: EUR3.2 million). This has resulted in an increase in net margin of 0.4% to 15.9% in the quarter ended 30 June 2005 (30 June 2004 0.2% to 17.7%). Going forward the Group intends to report ancillary revenues and costs on a basis consistent with the treatment described herein."


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  2 August 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director